SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.            Name of issuer or person filing (“Filer”):  Canetic Resources Trust

B.            (1)           This is (check one):

☒           An original filing for the Filer.

☐            An amended filing for the Filer.

(2)           Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule
101(b)(9) ☐

C.            Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Canetic Resources Trust
Form type:	Form F-10
File number (if known):	333-
Filed by:	Canetic Resources Trust
Date filed (if filed concurrently, so indicate):	August 9, 2007 (filed concurrently)

D.                                    The Filer is incorporated or organized under the laws of Alberta, Canada, and has its principal place of business at 1900, 255 5th Avenue S.W., Calgary, Alberta, Canada  T2P 3G6; telephone (403) 539-6300.

E.                                      Filer designates and appoints DL Services Inc. (“Agent”), located at 1420 Fifth Avenue, Suite 3400, Seattle, Washington 98101; telephone (206) 903-5448 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                  any investigation or administrative proceeding conducted by the Commission; and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on August 9, 2007 or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form F-10 relates has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                                     The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Calgary, Alberta, Canada, on August 8, 2007.

CANETIC RESOURCES TRUST
By its administrator, Canetic Resources Inc.

By:	/s/ J. Paul Charron
	Name:	J. Paul Charron
	Title:	President and Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on August 8, 2007.

DL SERVICES INC.
as Agent for Service of Process for Canetic Resources Trust

By:	/s/ Sheri Berndt-Smith
	Name:	Sheri Berndt-Smith
	Title:	Vice President